Exhibit 99.1

SANGOMA TECHNOLOGIES CORPORATION

Condensed consolidated interim financial statements for

the three month periods ended September 30, 2022 and 2021

(Unaudited in thousands of US Dollars)

100 Renfrew Drive, Suite 100,

Markham, Ontario,

Canada L3R 9R6

Sangoma Technologies Corporation

September 30, 2022 and 2021

Table of contents

Condensed consolidated interim statements of financial position	3
Condensed consolidated interim statements of income (loss) and comprehensive income (loss)	4
Condensed consolidated interim statements of changes in shareholders’ equity	5
Condensed consolidated interim statements of cash flows	6
Notes to the condensed consolidated interim financial statements	7-28

2

Sangoma Technologies Corporation

Condensed consolidated interim statements of financial position

As at September 30, 2022, and June 30, 2022

(Unaudited in thousands of US dollars, except per share data)

	September 30,	June 30,
	2022	2022
	$	$

Assets
Current assets
Cash and cash equivalents (Note 4)	8,286	12,702
Trade and other receivables (Note 4, 20)	25,117	23,943
Inventories (Note 6)	19,067	17,426
Income tax receivable	653	-
Contract assets	1,398	1,225
Derivative assets (Note 15)	2,357	1,348
Other current assets	3,183	4,364
	60,061	61,008
Non-current assets
Property and equipment (Note 7)	9,594	10,274
Right-of-use assets (Note 8)	15,986	16,974
Intangible assets (Note 9)	182,792	191,369
Development costs (Note 10)	4,207	2,861
Deferred income tax assets	2,790	2,762
Goodwill (Note 12)	210,009	210,009
Contract assets	2,827	2,567
Other non-current assets	661	709
	488,927	498,533

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 4)	27,625	28,568
Provisions (Note 13)	237	200
Sales tax payable	5,636	5,895
Income tax payable	-	1,885
Consideration payable (Note 14)	7,579	8,986
Operating facility and loans (Note 15)	17,700	17,700
Contract liabilities (Note 16)	10,933	11,580
Lease obligations on right-of-use assets (Note 8)	3,378	3,592
	73,088	78,406
Long term liabilities
Consideration payable (Note 14)	3,782	3,782
Operating facility and loans (Note 15)	82,500	86,925
Contract liabilities (Note 16)	3,718	3,487
Non-current lease obligations on right-of-use assets (Note 8)	13,638	14,397
Deferred income tax liabilities	18,085	16,657
Other non-current liabilities	1,024	1,071
	195,835	204,725

Shareholders’ equity
Share capital	215,929	203,032
Shares to be issued	166,162	179,132
Contributed surplus	15,951	15,055
Accumulated other comprehensive income	1,276	839
Retained earnings (deficit)	(106,226)	(104,250)
	293,092	293,808
	488,927	498,533
Subsequent events (Note 21)

Approved by the Board

(Signed)	Al Guarino	Director

(Signed)	Allan Brett	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

3

Sangoma Technologies Corporation

Condensed consolidated interim statements of income (loss) and comprehensive income (loss)

For the three month periods ended September 30, 2022 and 2021

(Unaudited in thousands of US dollars, except per share data)

	Three month periods ended September 30,
	2022	2021
		(Note 2)
	$	$

Revenue (Note 19)	64,051	51,499
Cost of sales	20,714	14,626
Gross profit	43,337	36,873

Expenses
Sales and marketing	15,648	12,107
Research and development	9,429	8,360
General and administration	19,293	17,267
Foreign currency exchange (gain) loss	36	(7)
	44,406	37,727
Income (loss) before interest expense (net), business integration costs, gain on change in fair value of consideration payable
and income taxes	(1,069)	(854)

Interest expense (net) (Notes 4, 8, 14, 15)	1,578	656
Business integration costs	52	836
(Gain) loss on change in fair value of consideration payable (Note 14)	(1,581)	247
	49	1,739

Loss before income tax	(1,118)	(2,593)
Provision for income taxes
Current (Note 11)	41	370
Deferred (Note 11)	817	(662)
Net loss	(1,976)	(2,301)

Other comprehensive income (loss)
Items to be reclassified to net income (loss)
Change in fair value of interest rate
swaps, net of tax (Note 15)	437	39
Comprehensive loss	(1,539)	(2,262)

Earnings (loss) per share
Basic (Note 17(iii))	$(0.060)	$(0.073)
Diluted (Note 17(iii))	$(0.060)	$(0.073)

Weighted average number
of shares outstanding (Note 17(iii))
Basic	32,952,999	31,717,214
Diluted	32,952,999	31,717,214

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4

Sangoma Technologies Corporation

Condensed consolidated interim statements of changes in shareholders' equity

For the three month periods ended September 30, 2022 and 2021

(Unaudited in thousands of US dollars, except per share data)

	Number of		Shares		Accumulated other		Total
	common	Share	to be	Contributed	comprehensive	Retained	shareholders'
	shares	capital	issued	surplus	income (loss)	earnings (deficit)	equity
		$	$	$	$	$	$
Balance, July 1, 2021	19,021,642	172,462	192,102	5,393	(333)	6,530	376,154

Net loss	-	-	-	-	-	(2,301)	(2,301)
Change in fair value of interest rate swaps,
net of tax (Note 15)	-	-	-	-	39	-	39
Rounding of fractional shares
after share consolidation	(28)	-	-	-	-	-	-
Share-based compensation expense (Note 17(ii))	-	-	-	2,119	-	-	2,119
Balance, September 30, 2021	19,021,614	172,462	192,102	7,512	(294)	4,229	376,011

Balance, July 1, 2022	21,439,632	203,032	179,132	15,055	839	(104,250)	293,808

Net loss	-	-	-	-	-	(1,976)	(1,976)
Change in fair value of interest rate swaps,
net of tax (Note 15)	-	-	-	-	437	-	437
Common shares issued
as instalment for shares to be issued (Note 17(i))	857,144	12,970	(12,970)				-
Common shares issued
for options exercised (Note 17(i))	8,797	55	-	(19)	-	-	36
Common shares
purchased and cancelled (Note 17(i))	(16,200)	(128)	-	-	-	-	(128)
Share-based compensation expense (Note 17(ii))	-	-	-	915	-	-	915
Balance, September 30, 2022	22,289,373	215,929	166,162	15,951	1,276	(106,226)	293,092

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

5

Sangoma Technologies Corporation

Condensed consolidated interim statements of cash flows

For the three month periods ended September 30, 2022 and 2021

(Unaudited in thousands of US dollars, except per share data)

	Three month periods ended September 30,
	2022	2021
Operating activities	$	$
Net loss	(1,976)	(2,301)
Adjustments for:
Depreciation of property and equipment (Note 7)	1,306	443
Depreciation of right-of-use assets (Note 8)	996	730
Amortization of intangible assets (Note 9)	8,577	7,655
Amortization of development costs (Note 10)	422	175
Income tax expense (Note 11)	858	(662)
Income tax paid	(2,532)	(1,010)
Share-based compensation expense (Note 17(ii))	915	2,119
Interest on obligation on right-of-use assets (Note 8)	129	120
Unrealized foreign exchange gain (loss)	(46)	387
Accretion expense (Note 14)	174	-
Gain on lease modification (Note 8)	(34)	-
Loss on disposal of property and equipment (Note 7)	81	-
(Gain) loss on change in fair value of consideration payable (Note 14)	(1,581)	247
Changes in working capital
Trade receivables	(1,174)	664
Inventories	(1,641)	(867)
Income tax receivable	-	10
Contract assets	(433)	(511)
Other assets	1,229	(897)
Sales tax payable	(259)	25
Accounts payable and accrued liabilities	(943)	(1,519)
Provisions	37	(51)
Other non current liabilites	(47)	-
Contract liabilities	(416)	(749)
Net cash flows from operating activities	3,642	4,008
Investing activities
Purchase of property and equipment (Note 7)	(707)	(197)
Development costs (Note 10)	(1,768)	(342)
Business combinations, net of cash and cash
equivalents acquired (Note 20)	-	(2,000)
Net cash flows used in investing activities	(2,475)	(2,539)
Financing activities
Repayments of operating facility and loan (Note 15)	(4,425)	(3,638)
Repayment of right-of-use lease obligation (Note 8)	(1,066)	(798)
Common shares purchased and cancelled (Note 17(i))	(128)
Issuance of common shares for stock options exercised (net) (Note 17(i))	36	-
Net cash flows used in financing activities	(5,583)	(4,436)

Decrease in cash and cash equivalents	(4,416)	(2,967)
Cash and cash equivalents, beginning of the period	12,702	22,096
Cash and cash equivalents, end of the period	8,286	19,129

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

6

Sangoma Technologies Corporation

Notes to the condensed consolidated interim financial statements

For the three months period ended September 30, 2022 and 2021

(Unaudited in thousands of US dollars, except per share data)

1.	General information

Founded in 1984, Sangoma Technologies Corporation (“Sangoma” or the “Company”) is publicly traded on the Toronto Stock Exchange (TSX: STC) and NASDAQ (NASDAQ: SANG). The Company’s shares were traded on the TSX Venture Exchange under the symbol STC until November 1, 2021, at which point the Company’s shares commenced trading on the TSX. In conjunction with listing on the TSX, the Company’s shares were delisted from the TSX Venture Exchange. The Company’s shares commenced trading on NASDAQ on December 16, 2021. The Company was incorporated in Canada, its legal name is Sangoma Technologies Corporation and its primary operating subsidiaries for fiscal 2023 are Sangoma Technologies Inc., Sangoma US Inc., VoIP Supply LLC, Digium Inc., VoIP Innovations LLC, Star2Star Communications LLC, and NetFortris Corporation.

Sangoma is a leading provider of hardware and software components that enable or enhance Internet Protocol Communications Systems for both telecom and datacom applications. Enterprises, small to medium sized businesses (“SMBs”) and telecom operators in over 150 countries rely on Sangoma’s technology as part of their mission critical infrastructures. The product line includes data and telecom boards for media and signal processing, as well as gateway appliances and software.

The Company is domiciled in Ontario, Canada. The address of the Company’s registered office is 100 Renfrew Dr., Suite 100, Markham, Ontario, L3R 9R6 and the Company operates in multiple jurisdictions.

2.	Significant accounting policies

Statement of compliance and basis of presentation

These interim financial statements for the three months ended September 30, 2022 and 2021 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).

These interim financial statements do not include all of the disclosures required by International Financial Reporting Standards (“IFRS”) for annual consolidated financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended June 30, 2022 (“annual financial statements”) prepared in accordance with IFRS as issued by the IASB.

During the fourth quarter ended June 30, 2022, the Company identified an inconsistency in its treatment of certain revenues being recorded gross versus net. As a result, the Company corrected the presentation of revenue in its annual consolidated financial statements for the year ended June 30, 2022. As indicated in our management discussion & analysis for the fourth quarter ended June 30, 2022 (the “Fiscal 2022 MD&A”), the impacts of these immaterial changes to each quarter of fiscal 2022 were not material. In these unaudited condensed consolidated interim financial statements, the comparative period has been reclassified for this immaterial change. As a result, revenue and gross margin have been reduced by $980 and sales and marketing expense has been reduced by $980 in the three months ended September 30, 2021 as compared to amounts previously reported. The impact of this change had no impact on net loss or cash flow from operations for the comparative period.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on November 10, 2022.

7

Sangoma Technologies Corporation

Notes to the condensed consolidated interim financial statements

For the three months period ended September 30, 2022 and 2021

(Unaudited in thousands of US dollars, except per share data)

3.	Significant accounting judgments, estimates and uncertainties

These unaudited condensed consolidated interim financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as those of the audited consolidated financial statements for the year ended June 30, 2022 and which are available at www.sedar.com. They were prepared using the same critical estimates and judgments in applying the accounting policies as those of the audited consolidated financial statements for the year ended June 30, 2022.

The preparation of the interim financial statements requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and reported assets, liabilities, revenue and expenses, consistent with those described in the Company’s annual financial statements and as described in these interim financial statements. Estimates and underlying assumptions are reviewed on an ongoing basis. Estimates are based on historical experience and other assumptions that are considered reasonable in the circumstances. The actual amount or values may vary in certain instances from the assumptions and estimates made. Changes will be recorded, with the corresponding effect on profit or loss, when, and if, better information is obtained.

8

Sangoma Technologies Corporation

Notes to the condensed consolidated interim financial statements

For the three months period ended September 30, 2022 and 2021

(Unaudited in thousands of US dollars, except per share data)

4.	Financial instruments

The fair values of the cash and cash equivalents, trade and other receivables, derivative assets, contract assets, other current assets, accounts payable and accrued liabilities, consideration payable and derivative liabilities approximate their carrying values due to the relatively short-term nature of these financial instruments or as these financial instruments are fair valued at each reporting period. The fair values of operating facility and loans approximate their carrying values due to variable interest loans or fixed rate loan, which represent market rate.

Cash and cash equivalents are comprised of:

	September 30,	June 30,
	2022	2022
	$	$

Cash at bank and on hand	8,286	12,702

Cash includes demand deposits with financial institutions and cash equivalents consist of short-term, highly liquid investments purchased with original maturities of three months or less. As at September 30, 2022 and June 30, 2022 the Company had no cash equivalents.

Total interest income and interest expense for financial assets or financial liabilities that are not at fair value through profit or loss can be summarized as follows:

	Three month periods
	ended September 30,
	2022	2021
	$	$

Interest expense (Note 15)	1,275	536
Accretion expense (Notes 8, 14)	303	120
Interest expense (net)	1,578	656

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, foreign currency risk, interest rate risk and market risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. Where possible, the Company uses an insurance policy with Export Development Canada (“EDC”) for its trade receivables to manage this risk and minimize any exposure.

	September 30,	June 30,
	2022	2022
	$	$
Trade receivables	17,219	16,045
Receivable related to working capital adjustment (Note 20)	7,898	7,898
Trade and other receivables	25,117	23,943

During the period ended September 30, 2022, working capital adjustment received $nil (June 30, 2022-$1,044). The remaining balance as at September 30,2022 was $7,898 (June 30, 2022-$7,898) of which certain balances have been received subsequent to period-end (note 21)

9

Sangoma Technologies Corporation

Notes to the condensed consolidated interim financial statements

For the three months period ended September 30, 2022 and 2021

(Unaudited in thousands of US dollars, except per share data)

4.	Financial instruments (continued)

Credit risk (continued)

The Company’s maximum exposure to credit risk for its trade receivables is summarized as follows with some of the over 90-day receivable not being covered by EDC:

	September 30,	June 30,
	2022	2022
	$	$
Trade receivables aging:
0-30 days	14,014	12,809
31-90 days	2,547	2,541
Greater than 90 days	2,949	2,976
	19,510	18,326
Expected credit loss provision	(2,291)	(2,281)
	17,219	16,045

The movement in the provision for expected credit losses can be reconciled as follows:

	September 30,	June 30,
	2022	2022
	$	$
Expected credit loss provision:
Expected credit loss provision, beginning balance	(2,281)	(1,096)
Net change in expected credit loss provision during the period	(10)	(1,185)
Expected credit loss provision, ending balance	(2,291)	(2,281)

The Company applies the simplified approach to provide for expected credit losses as prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables and contract assets. The expected credit loss provision is based on the Company’s historical collections and loss experience and incorporates forward-looking factors, where appropriate.

Substantially all of the Company’s cash and cash equivalents are held with major Canadian or US financial institutions and thus the exposure to credit risk is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments, including with respect to trade receivables.

10

Sangoma Technologies Corporation

Notes to the condensed consolidated interim financial statements

For the three months period ended September 30, 2022 and 2021

(Unaudited in thousands of US dollars, except per share data)

4.	Financial instruments (continued)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements. The Company coordinates this planning and budgeting process with its financing activities through its capital management process.

The Company holds sufficient cash and cash equivalents and working capital, maintained through stringent cash flow management, to ensure sufficient liquidity is maintained. The following are the undiscounted contractual maturities of significant financial liabilities of the Company as at September 30, 2022:

	For the twelve-month periods ended
	September 30,	September 30,	September 30,	September 30,
	2023	2024	2025	2026	Thereafter	Total
	$	$	$	$	$	$
Accounts payable and accrued liabilities	27,625	-	-	-	-	27,625
Sales tax payable	5,636	-	-	-	-	5,636
Consideration payable	9,995	695	695	290	-	11,675
Operating facility and loans	17,700	17,700	22,050	20,600	22,150	100,200
Lease obligations on right of use assets	3,933	3,113	2,958	2,185	7,154	19,343
Other non-current liabilities	-	-	-	-	1,024	1,024
	64,889	21,508	25,703	23,075	30,328	165,503

Foreign currency risk

A portion of the Company’s transactions occur in a foreign currency (Canadian dollars (CAD), Euros (EUR), and Great British Pounds (GBP), Hong Kong dollars (HKD), Indian Rupees (INR), Philippine Peso (PHP), Australian Dollar (AUD)) and, therefore, the Company is exposed to foreign currency risk at the end of the reporting period through its foreign denominated cash, trade receivables, contract assets, accounts payable and accrued liabilities, and operating facility and loans. As at September 30, 2022, a 10% depreciation or appreciation of the CAD, EUR, GBP, HKD, INR, PHP, and AUD currencies against the U.S. dollar would have resulted in an approximate $16 (June 30, 2022 - $59) increase or decrease, respectively, in total comprehensive income (loss).

Interest rate risk

The Company’s exposure to interest rate fluctuations is with its credit facility (Note 15) which bears interest at a floating rate. As at September 30, 2022, a change in the interest rate of 1% per annum would have an impact of approximately $493 (September 30, 2021 - $597) per annum in finance costs. The Company also entered an interest rate swap arrangement for its loan facility (Note 15) to manage the exposure to changes in LIBOR-rate based interest rate. The fair value of the interest rate swaps was estimated based on the present value of projected future cash flows using the LIBOR forward rate curve. The model used to value the interest rate swaps included inputs of readily observable market data, a Level 2 input. As described in detail in Note 15, the fair value of the interest rate swaps was an asset of $2,357 on September 30, 2022 (June 30, 2022-$1,348).

11

Sangoma Technologies Corporation

Notes to the condensed consolidated interim financial statements

For the three months period ended September 30, 2022 and 2021

(Unaudited in thousands of US dollars, except per share data)

5.	Capital management

The Company’s objectives in managing capital are to safeguard the Company’s assets, to ensure sufficient liquidity to sustain the future development of the business via advancement of its significant research and development efforts, to conservatively manage financial risk and to maximize investor, creditor, and market confidence. The Company considers its capital structure to include its shareholders’ equity and operating facilities and loans. Working capital is optimized via stringent cash flow policies surrounding disbursement, foreign currency exchange and investment decision-making. There have been no changes in the Company’s approach to capital management during the year and apart from the financial covenants as discussed in Note 15, the Company is not subject to any other capital requirements imposed by external parties.

6.	Inventories

Inventories recognized in the condensed consolidated interim statements of financial position are comprised of:

	September 30,	June 30,
	2022	2022
	$	$
Finished goods	14,545	13,190
Parts	5,471	5,155
	20,016	18,345
Provision for obsolescence	(949)	(919)
Net inventory carrying value	19,067	17,426

12

Sangoma Technologies Corporation

Notes to the condensed consolidated interim financial statements

For the three months period ended September 30, 2022 and 2021

(Unaudited in thousands of US dollars, except per share data)

7.	Property and equipment

	Office furniture and computer equipment	Software and books	Stockroom and production equipment	Tradeshow equipment	Leasehold improvements	Total
Cost	$	$	$	$	$	$
Balance at July 1, 2021	3,329	417	6,255	47	348	10,396
Additions through business combinations (Note 20)	540	2	3,619	-	11	4,172
Additions	893	41	808	-	126	1,868
Disposals	(25)	(2)	(231)	-	(10)	(268)
Balance at June 30, 2022	4,737	458	10,451	47	475	16,168
Additions	200	-	507	-	-	707
Disposals	-	-	(81)	-	-	(81)
Balance at September 30, 2022	4,937	458	10,877	47	475	16,794

Accumulated depreciation
Balance at July 1, 2021	1,371	314	872	41	146	2,744
Depreciation expense	1,081	99	1,888	6	78	3,152
Disposals	-	-	(1)	-	(1)	(2)
Balance at June 30, 2022	2,452	413	2,759	47	223	5,894
Depreciation expense	324	6	960	-	16	1,306
Balance at September 30, 2022	2,776	419	3,719	47	239	7,200

Net book value as at:
Balance at June 30, 2022	2,285	45	7,692	-	252	10,274
Balance at September 30, 2022	2,161	39	7,158	-	236	9,594

For the three month period ended September 30, 2022, depreciation expense of $263 (September 30, 2021 - $248) was recorded in general and administration expense in the condensed consolidated interim statements of income (loss) and comprehensive income (loss). Depreciation expense in the amount of $1,043 was included in cost of sales for the three month ended September 30, 2022 (September 30, 2021 - $194).

13

Sangoma Technologies Corporation

Notes to the condensed consolidated interim financial statements

For the three months period ended September 30, 2022 and 2021

(Unaudited in thousands of US dollars, except per share data)

8.	Leases: Right-of-use assets and lease obligations

The Company’s lease obligations and right-of-use assets are presented below:

Right-of-use assets

$
Opening IFRS 16 value as at July 1, 2021	17,955
Additions	5,536
Addition through business combination (Note 20)	3,277
Terminations	(1,536)
Adjustments due to lease modification	(2,002)
Balance at June 30, 2022	23,230
Additions	41
Terminations	(106)
Balance at September 30, 2022	23,165

Accumulated depreciation and repayments
Opening IFRS 16 value as at July 1, 2021	4,425
Depreciation expense	3,308
Terminations	(1,477)
Balance at June 30, 2022	6,256
Depreciation expense	996
Terminations	(73)
Balance at September 30, 2022	7,179

Net book value as at:
June 30, 2022	16,974
September 30, 2022	15,986

Lease Obligations

$
Opening IFRS 16 value as at July 1, 2021	14,243
Additions	5,535
Addition through business combination (Note 20)	3,277
Adjustments due to lease modification	(2,107)
Repayments	(3,407)
Accretion expense	442
Effects of movements on exchange rates	6
Balance at June 30, 2022	17,989
Additions	41
Adjustments due to lease modification	(34)
Repayments	(1,066)
Accretion expense	129
Effects of movements on exchange rates	(43)
Balance at September 30, 2022	17,016

Lease Obligations - Current	3,378
Lease Obligations - Non-current	13,638
17,016

14

Sangoma Technologies Corporation

Notes to the condensed consolidated interim financial statements

For the three months period ended September 30, 2022 and 2021

(Unaudited in thousands of US dollars, except per share data)

9.	Intangible assets

				Other
	Purchased	Customer		purchased
	technology	relationships	Brand	intangibles	Total
	$	$	$	$	$
Cost
Balance at July 1, 2021	95,323	112,256	6,787	2,748	217,114
Business combinations (Note 20)	14,800	14,200	-	-	29,000
Balance at June 30, 2022	110,123	126,456	6,787	2,748	246,114

Balance at September 30, 2022	110,123	126,456	6,787	2,748	246,114

Accumulated amortization
Balance at July 1, 2021	7,809	11,336	2,135	1,856	23,136
Amortization expense	16,097	14,128	685	699	31,609
Balance at June 30, 2022	23,906	25,464	2,820	2,555	54,745
Amortization expense	4,451	3,887	203	36	8,577
Balance at September 30, 2022	28,357	29,351	3,023	2,591	63,322

Net book value as at:
Balance at June 30, 2022	86,217	100,992	3,967	193	191,369
Balance at September 30, 2022	81,766	97,105	3,764	157	182,792

Amortization expense is included in general and administration expense in the consolidated interim statements of income (loss) and comprehensive income (loss). For the three month period ended September 30, 2022, amortization expenses was $8,577 (September 30, 2021 - $7,655).

15

Sangoma Technologies Corporation

Notes to the condensed consolidated interim financial statements

For the three months period ended September 30, 2022 and 2021

(Unaudited in thousands of US dollars, except per share data)

10.	Development costs

Cost		$
Balance at July 1, 2021		3,360
Additions		3,237
Investment tax credits		(628)
Balance at June 30, 2022		5,969
Additions		1,768
Balance at September 30, 2022		7,737

Accumulated amortization
Balance at July 1, 2021		(1,827)
Amortization		(1,281)
Balance at June 30, 2022		(3,108)
Amortization		(422)
Balance at September 30, 2022		(3,530)

	September 30, 2022	June 30, 2022
	$	$

Net capitalized development costs	4,207	2,861

Each period, additions to development costs are recognized net of investment tax credits accrued. In addition to the above amortization, the Company has recognized $9,007 of engineering expenditures as an expense during the three month period ended September 30, 2022 (September 30, 2021 - $8,185).

16

Sangoma Technologies Corporation

Notes to the condensed consolidated interim financial statements

For the three months period ended September 30, 2022 and 2021

(Unaudited in thousands of US dollars, except per share data)

11.	Income tax

The Company income tax expense is determined as follows:

	Three month periods
	ended September 30,
	2022	2021
Statutory income tax rate	26.37%	26.30%

	$	$

Net loss before income taxes	(1,118)	(2,593)

Expected income tax expense	(292)	(684)
Difference in foreign tax rates	(8)	(7)
Share based compensation	239	596
Other non deductible expenses	19	21
Sec 481(a) adjustment	34	-
Gain on consideration payable	(415)	61
Stock options deduction revaluation adjustment	1,167	(279)
Earn-out amortization	46	-
Changes in tax benefits not recognized	68	-
Income tax expense	858	(292)

The Company's income tax expense is allocated as follows:	$	$

Current tax expense	41	370
Deferred income tax expense	817	(662)
Income tax expense	858	(292)

17

Sangoma Technologies Corporation

Notes to the condensed consolidated interim financial statements

For the three months period ended September 30, 2022 and 2021

(Unaudited in thousands of US dollars, except per share data)

12.	Goodwill

The carrying amount and movements of goodwill was as follows:

$
Balance at July 1, 2021	267,398
Addition through business combinations (Note 20)	34,296
Goodwill Impairment	(91,685)
Balance at June 30, 2022	210,009
Balance at September 30, 2022	210,009

For the three month period ended September 30, 2022, there is no addition to goodwill.

13.	Provisions

		Sales returns	Stock
	Warranty	& allowances	rotation
	provision	provision	provision	Total
	$	$	$	$

Balance at July 1, 2021	241	175	26	442
Additional provision recognized (reversed)	(168)	(48)	(26)	(242)
Balance at June 30, 2022	73	127	-	200
Additional provision recognized (reversed)	(12)	(42)	91	37
Balance at September 30, 2022	61	85	91	237

The provision for warranty obligations represents the Company’s best estimate of repair and/or replacement costs to correct product failures. The sales returns and allowances provision represent the Company’s best estimate of the value of the products sold in the current financial period that may be returned in a future period. The stock rotation provision represents the Company’s best estimate of the value of the products sold in the current financial period that may be exchanged for alternative products in a future period. The Company accrues for product warranties, stock rotation, and sales returns and allowances at the time the product is delivered.

18

Sangoma Technologies Corporation

Notes to the condensed consolidated interim financial statements

For the three months period ended September 30, 2022 and 2021

(Unaudited in thousands of US dollars, except per share data)

14.	Consideration payable

As described in the annual consolidated financial statements, additional consideration in the amount of $13,269 could be payable as part of the acquisition of Star2Star on March 31, 2021. The fair value of consideration payable as of September 30, 2022 in the amount of $4,494 (June 30, 2022 - $6,017) was determined using an effective tax rate of 26.22% (June 30, 2022 – 26.22%) and a discount rate of 4.9% (June 30, 2022 – 4.9%). The fair value of the consideration payable is dependent upon the Company’s share price, foreign exchange rates and Company’s ability to utilize the underlying tax losses as they become available in each reporting period. During the period ended September 30, 2022, the Company made payments of $nil (September 30, 2021-$nil), recognized accretion expense of $59 (September 30, 2021-$nil), and recognized a gain on change in fair value of $1,581 (September 30, 2021 - $247).

As described in Note 20, additional consideration of up to $12,000 could be payable as part of the acquisition of NetFortris Corporation. The fair value of consideration payable as of September 30, 2022 in the amount of $6,867 (June 30, 2022-$6,751) was determined using a discount rate of 13.0% (June 30, 2022-13.0%). The fair value of the consideration payable is dependent upon the Company’s ability to meet certain operating targets as specified in the acquisition agreement. During the period ended September 30, 2022, the Company made payments of $nil (September 30, 2021- $nil), recognized accretion expense of $115 (September 30, 2021-$nil), and recognized a loss on change in fair value of $nil (September 30, 2021 - $nil).

The fair value of consideration payable as at September 30, 2022 is summarized below:

$
Opening balance, July 1, 2021	9,102
Additions through business combination (Note 20)	6,543
Payments	(1,421)
Accretion value of earn out (Note 4)	798
Gain on change in fair value	(2,254)
Ending balance, June 30, 2022	12,768
Accretion value of earn out (Note 4)	174
Gain on change in fair value	(1,581)
Ending balance, September 30, 2022	11,361

Consideration payable - Current	7,579
Consideration payable - Non-current	3,782
11,361

19

Sangoma Technologies Corporation

Notes to the condensed consolidated interim financial statements

For the three months period ended September 30, 2022 and 2021

(Unaudited in thousands of US dollars, except per share data)

15.	Operating facility and loan and derivative assets and liabilities

(a)	Operating facility and loan

(i)	The Company entered into a new loan facility with two banks and drew down the first tranche of $34,800 (CAD$45,699) on October 18, 2019. This new loan facility was used to pay down and close all existing loans and to fund part of the purchase of VoIP Innovations LLC. This term facility is repayable over six years on a straight-line basis.

The interest rates charged are based on Prime rate, US Base rate, London Inter-Bank Offered Rate (LIBOR) or Canadian Dollar Offered Rate (CDOR) plus the applicable margin. Under the terms of these term facilities, the Company may convert the loans from variable to a fixed loan. The Company is required to lock in the interest rate on one half of the term loan within three months of each draw down. On January 21, 2020, the Company converted its US Base Rate loan to a one-month LIBOR loan plus the credit spread based on the syndicated loan agreement entered on October 18, 2019. Separately, as required under the agreement, the Company locked in half of the original loan amount by entering a 5-year interest rate credit swap with the two banks for $8,700 each. On March 28, 2022 the credit agreement was amended and the LIBOR rate was replaced with the Secured Overnight Financing Rate (SOFR). The repayment schedule for the loan has not been impacted by these changes. The balance outstanding against this term loan facility as of September 30, 2022 is $17,400 (June 30, 2022- $18,850). As at September 30, 2022, term loan facility balance of $5,800 (June 30, 2022- $5,800) is classified as current and $11,600 (June 30, 2022 - $13,050) as long-term in the condensed consolidated interim statements of financial position.

(ii)	The Company also had revolving credit facilities which included a committed revolving credit facility for up to CAD $8,000 and a committed swingline credit facility for up to CAD $2,000 both of which may be used for general business purposes. On April 3, 2020, the Company drew down $1,300 (CAD $1,838) on the swingline credit facility available under the Credit Agreement. On April 17, 2020, the Company drew down $5,300 (CAD $7,440) from the revolving credit facility. During August 2020, the Company paid back in full the outstanding amounts on the swingline credit facility and the revolving credit facility. Both facilities remain fully available to the Company.

(iii)	On March 31, 2021, the Company amended its term loan facility with its lenders and drew down an additional $52,500 to fund part of the acquisition of StarBlue Inc. At the time of the draw down of the additional amounts, the following amendments were made to the agreement:

•	The provision for additional funding related to VoIP Innovations under the original agreement was no longer necessary and has been cancelled.
•	The swingline facility was converted from CAD $2,000 to USD $1,500
•	The revolver facility was converted from CAD $8,000 to USD $6,000
•	The debt to equity ratio calculation now allows the Company to offset up to $10,000 of unrestrained funds against the outstanding amount of the debt.

The interest rates charged continue to be based on Prime rate, US Base rate, London Inter-Bank Offered Rate (LIBOR) or Canadian Dollar Offered Rate (CDOR) plus the applicable margin until March 28, 2022 when the LIBOR rate was replaced with the Secured Overnight Financing Rate (SOFR). The incremental draw is repayable, on a straight-line basis, through quarterly payments of $2,188 and is due to mature on October 18, 2024. As at September 30, 2022, $8,750 (June 30, 2022 - $8,750) of the incremental facility is classified as current and $30,625 (June 30, 2022 - $32,812) is classified as long-term in the condensed consolidated interim statements of financial position.

20

Sangoma Technologies Corporation

Notes to the condensed consolidated interim financial statements

For the three months period ended September 30, 2022 and 2021

(Unaudited in thousands of US dollars, except per share data)

15.	Operating facility and loan and derivative assets and liabilities (continued)

(a)	Operating facility and loan (continued)

(iv)	On March 28, 2022, the Company amended its term loan facility with its lenders and drew down an additional $45,000 to fund part of the acquisition of NetFortris Corporation. At the time of the draw down of the additional amounts, the following amendments were made to the agreement:

The interest rates charged is based on Prime Rate Loans, US Base Rate Loans, US Prime Rate Loans, Secured Overnight Financing Rate (SOFR) or Canadian Dollar Offered Rate (CDOR) plus the applicable margin. The incremental draw is repayable, on a straight-line basis, through quarterly payments of $1,875 and is due to mature on March 28, 2027. On June 28, 2022, the Company amended its term loan facility with its lenders, the amended repayment for the first twelve quarterly payments of $788 and $2,963 thereafter. As at September 30, 2022, $3,150 (June 30, 2022-$3,150) of the incremental facility is classified as current and $40,275 (June 30, 2022-$41,063) is classified as long-term in the condensed consolidated interim statements of financial position.

For the three month ended September 30, 2022, the Company incurred interest costs to service the borrowing facilities in the amount of $1,275 (September 30, 2021 - $536). During the three month ended September 30, 2022, the Company borrowed $nil (September 30, 2021 - $nil) in operating facility and loans and repaid $4,425 (September 30, 2021 - $3,638).

Under its credit agreements with its lenders, the Company must satisfy certain financial covenants, principally in respect of total funded debt to earnings before interest, taxes and amortization (“EBITDA”), and debt service coverage ratio. As at September 30, 2022 and June 30, 2022 the Company was in compliance with all covenants related to its credit agreements.

(b)	Derivative assets and liabilities

The Company uses derivative financial instruments to hedge its exposure to interest rate risks. All derivative financial instruments are recognized as either assets or liabilities at fair value on the condensed consolidated interim statements of financial position. Upon entering into a hedging arrangement with an intent to apply hedge accounting, the Company formally documents the hedge relationship and designates the instrument for financial reporting purposes as a fair value hedge, a cash flow hedge, or a net investment hedge. When the Company determines that a derivative financial instrument qualifies as a cash flow hedge and is effective, the changes in fair value of the instrument are recorded in accumulated other comprehensive income (loss), net of tax in the condensed consolidated interim statements of financial position and will be reclassified to earnings when the hedged item affects earnings.

On January 21, 2020, the Company converted its US Base Rate loan to a one-month LIBOR loan plus the credit spread based on the syndicated loan agreement entered into on October 18, 2019. Separately, as required under the agreement, the Company locked in half of the original loan amount by entering into a 5-year interest rate credit swap with the two banks for $8,700 each to manage its exposure to changes in LIBOR-based interest rates. The interest rate swap hedges the variable cash flows associated with the borrowings under the loan facility, effectively providing a fixed rate of interest for five years of the six-year loan term.

The interest rate swap arrangement with two banks became effective on January 31, 2020, with a maturity date of December 31, 2024. The notional amount of the swap agreement at inception was $17,400 and decreases in line with the term of the loan facility. Effective March 31, 2022, Sangoma US Inc. entered into a fixed rate swap transaction worth $43,750 over a five year period and terminating on February 28, 2027. As of September 30, 2022, the notional amount of the interest rate swap was $48,453 (June 30, 2022 – $51,397). The interest rate swap has a weighted average fixed rate of 1.80% (June 30, 2022 – 1.65%) and have been designated as an effective cash flow hedge and therefore qualifies for hedge accounting.

21

Sangoma Technologies Corporation

Notes to the condensed consolidated interim financial statements

For the three months period ended September 30, 2022 and 2021

(Unaudited in thousands of US dollars, except per share data)

15.	Operating facility and loan and derivative assets and liabilities (continued)

(b)	Derivative assets and liabilities

As at September 30, 2022, the fair value of the interest rate swap assets were valued at $2,357 (June 30, 2022-$1,348) and were recorded as derivative assets in the condensed consolidated interim statements of financial position.

For the three month period ended September 30, 2022, the change in fair value of the interest rate swaps, net of tax, was a gain of $437 (September 30, 2021 – $39) was recorded in other comprehensive income (loss) in the condensed consolidated interim statements of income (loss) and comprehensive income (loss). The fair value of interest rate swap is determined based on the market conditions and the terms of the interest rate swap agreement using the discounted cash flow methodology. Any differences between the hedged SOFR rate and the fixed rate are recorded as interest expense on the same period that the related interest is recorded for the loan facility based on the SOFR rate.

16.	Contract liabilities

Contract liabilities, which includes deferred revenues, represent the future performance obligations to customers in respect of services or customer activation fees for which consideration has been received upfront and is recognized over the expected term of the customer relationship.

Contract liabilities as at September 30, 2022 and June 30, 2022 are below:

$
Opening balance, July 1 , 2021	15,754
Revenue deferred during the period	40,272
Deferred revenue recognized as revenue during the period	(42,625)
Additions through business combination (Note 20)	1,666
Ending balance, June 30, 2022	15,067
Revenue deferred during the period	10,163
Deferred revenue recognized as revenue during the period	(10,579)
Ending balance, September 30, 2022	14,651

Contract liabilities - Current	10,933
Contract liabilities - Non-current	3,718
14,651

22

Sangoma Technologies Corporation

Notes to the condensed consolidated interim financial statements

For the three months period ended September 30, 2022 and 2021

(Unaudited in thousands of US dollars, except per share data)

17.	Shareholders’ equity

(i)	Share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value. As at September 30, 2022 and 2021, the Company’s issued and outstanding common shares consist of the following:

	Three month periods
	ended September 30,
	2022	2021
	#	#
Shares issued and outstanding:
Outstanding, beginning of the period	21,439,632	19,021,642
Shares issued as instalment for shares to be issued	857,144	-
Shares purchased and cancelled	(16,200)	-
Shares issued upon exercise of options	8,797	-
Rounding of fractional shares in 2021 after share consolidation	-	(28)
Outstanding, end of the period	22,289,373	19,021,614

On March 31, 2021, the Company acquired StarBlue Inc. and issued 3,018,685 common shares valued in the amount of $66,873 as part of the consideration, and 18,456 common shares valued in the amount of $330 as part of the acquisition costs. Under the terms of the agreement, a further 12,695,600 common shares valued in the amount of $192,102 are to be issued in instalments commencing on April 1, 2022. On August 3, 2022, 857,144 common shares were issued to StarBlue sellers in accordance with the instalment schedule defined in the share purchase agreement. Following these issuances 10,981,314 common shares remain to be issued and the remaining $166,162 discounted value of the common shares is recorded as shares to be issued in the condensed consolidated interim statements of changes in shareholders’ equity.

During the three month period ended September 30, 2022, a total of 8,797 (September 30, 2021 – nil) options were exercised for cash consideration of $36 (September 30, 2021 - $nil), and the Company recorded a charge of $19 (September 30, 2021 – $nil) from contributed surplus to share capital.

Under the term of the Normal Course Issuer Bid (“NCIB”), during the three month period ended September 30, 2022, the Company purchased a total of 40,922 common shares (September 30, 2021 -nil) at an average price of $6.52 per share, for total consideration of $267. During the quarter 10,700 of those common shares were settled and cancelled along with 5,500 common shares that were purchased in the fourth fiscal quarter of 2022, and the company recorded a total reduction of $128 (September 30, 2021-nil) in share capital for the value of share repurchased. The remaining 30,222 common shares of the 40,922 common shares purchased during the first fiscal quarter of 2023 were settled and cancelled on October 5, 2022.

23

Sangoma Technologies Corporation

Notes to the condensed consolidated interim financial statements

For the three months period ended September 30, 2022 and 2021

(Unaudited in thousands of US dollars, except per share data)

17.	Shareholders’ equity (continued)

(ii)	Stock options

During the year ended June 30, 2020, the shareholders of the Company amended the stock option plan (the “plan”) for officers, employees and consultants of the Company. The number of common shares that may be set aside for issuance under the plan (and under all other management stock option and employee stock option plans) is limited to 10% of the outstanding common shares of the corporation provided that the Company complies with the provisions of policies, rules and regulations of applicable securities legislation. The maximum number of common shares that may be reserved for issuance to any one person under the plan is 5% of the common shares outstanding at the time of grant (calculated on a non-diluted basis) less the number of common shares reserved for issuance to such person under any stock option to purchase common shares granted as a compensation or incentive mechanism. Any common shares subject to a stock option, which for any reason are terminated, cancelled, exercised, expired, or surrendered will be available for a subsequent grant under the plan, subject to regulatory requirements.

The stock option price of any common shares cannot be less than the closing price or the minimum price as determined by applicable regulatory authorities of the relevant class or series of shares, on the day immediately preceding the day on which the stock option is granted.

Stock options granted under the plan may be exercised during a period not exceeding five years from the date of grant, subject to earlier termination on the termination of the optionee’s employment, on the optionee’s ceasing to be an employee, officer or director of the Company or any of its subsidiaries, as applicable, or on the optionee’s retiring, becoming permanently disabled or dying, subject to certain grace periods to allow the optionee or his or her personal representative time to exercise such stock options. The stock options are non-transferable. The plan contains provisions for adjustment in the number of common shares issuable thereunder in the event of the subdivision, consolidation, reclassification or change of the common shares, a merger, or other relevant changes in the Company’s capitalization. The board of directors may, from time to time, amend or revise the terms of the plan or may terminate the plan at any time.

The following table shows the movement in the stock option plan:

	Number	Weighted
Measurement date	of options	average price
	#	$

Balance, July 1, 2021	1,587,310	19.55
Granted	285,714	18.62
Expired	(60)	(6.37)
Forfeited	(84,069)	(19.12)
Balance, September 30,2021	1,788,895	19.42
Balance, July 1, 2022	1,207,908	14.02
Exercised	(8,797)	(4.04)
Expired	(21,332)	(11.60)
Forfeited	(14,226)	(12.86)
Balance, September 30, 2022	1,163,553	14.15

The Company uses the fair value method to account for all share-based awards granted to employees, officers, and directors. The estimated fair value of most stock options granted is determined using the Black-Scholes option pricing model and is recorded as a charge to the condensed consolidated interim statement of income (loss) and comprehensive income (loss) over the vesting period of the stock options, with a corresponding increase to contributed surplus. Stock options are granted at a price equal to or above the fair value of the common shares on the day immediately preceding the date of the grant. The consideration received on the exercise of stock options is added to stated capital at the time of exercise.

24

Sangoma Technologies Corporation

Notes to the condensed consolidated interim financial statements

For the three months period ended September 30, 2022 and 2021

(Unaudited in thousands of US dollars, except per share data)

17.	Shareholders’ equity (continued)

(ii)	Stock options (continued)

No options were granted in the three month ended September 30, 2022 (September 2021-285,714). The key assumptions used to fair value the grants were as follows:

	September 30,	September 30,
	2022	2021

Share price	-	$18.62
Exercise price	-	$18.62
Expected volatility	-	59.82%
Expected option life (years)	-	5
Risk-free interest rate	-	0,78%

The following table summarizes information about the stock options outstanding and exercisable at the end of each period:

	September 30, 2022		September 30, 2021
Exercise price	Number of stock options outstanding and exercisable	Weighted average remaining contractual life	Number of stock options outstanding and exercisable	Weighted average remaining contractual life
$3.01 - $5.00	17,112	0.24	25,849	1.24
$5.01 - $8.00	52,139	1.24	66,906	2.24
$8.01 - $10.00	-	-	8,650	2.67
$10.01 - $15.00	95,145	2.68	89,965	3.68
$15.01 - $18.00	56,617	3.75	-	-
$18.01 - $20.00	71,431	3.98	-	-
$20.01 - $27.00	42,755	3.36	-	-
	335,199	2.88	191,370	2.80

For the three month period ended September 30, 2022, the Company recognized share-based compensation expense in the amount of $915 (September 30, 2021 - $2,119).

(iii)	Earnings (loss) per share

Both the basic and diluted earnings (loss) per share have been calculated using the net income (loss) attributable to the shareholders of the Company as the numerator.

	Three month periods
	ended September 30,
	2022	2021
Number of shares:
Weighted average number of shares outstanding	21,971,685	19,021,614
Shares to be issued	10,981,314	12,695,600
Weighted average number of shares used in diluted earnings per share	32,952,999	31,717,214

Net loss for the period	(1,976)	(2,301)

Earnings (loss) per share:
Basic earnings (loss) per share	$(0.060)	$(0.073)
Diluted earings (loss) per share	$(0.060)	$(0.073)

25

Sangoma Technologies Corporation

Notes to the condensed consolidated interim financial statements

For the three months period ended September 30, 2022 and 2021

(Unaudited in thousands of US dollars, except per share data)

18.	Related parties

The Company’s related parties include key management personnel and directors. Unless otherwise stated, none of the transactions incorporated special terms and conditions and no guarantees were given or received. Outstanding balances payable are usually settled in cash and relate to director fees.

The Company had incurred no related party transactions and had no outstanding balance with related parties for the three month period ended September 30, 2022 and 2021.

19.	Segment disclosures

The Company operates in one operating segment; development, manufacturing, distribution and support of voice and data connectivity components for software-based communication applications. The majority of the Company’s assets are located in Canada and the United States of America (“USA”). The Company sells into three major geographic centers: USA, Canada and other foreign countries. The Company has determined that it has a single reportable segment as the Company’s decision makers review information on a consolidated basis.

Revenues for group of similar products and services can be summarized for the three month period ended September 30, 2022 and 2021 as follows:

	Three month periods
	ended September 30,
	2022	2021
		(Note 2)
	$	$
Products	15,727	15,641
Services	48,324	35,858
Total revenues	64,051	51,499

The sales, in US dollars, in each of these geographic locations for the three month periods ended September 30, 2022 and 2021 as follows:

	Three month periods
	ended September 30,
	2022	2021
		(Note 2)
	$	$
USA	59,682	46,071
Canada	1,008	1,341
All other countries	3,361	4,087
Total revenues	64,051	51,499

The non-current assets, in US dollars, in each of the geographic locations as at September 30, 2022 and June 30, 2022 are below:

	September 30,	June 30,
	2022	2022
	$	$

Canada	6,638	7,000
USA	422,228	430,525
Total non-current assets	428,866	437,525

26

Sangoma Technologies Corporation

Notes to the condensed consolidated interim financial statements

For the three months period ended September 30, 2022 and 2021

(Unaudited in thousands of US dollars, except per share data)

20.	Business combinations

On March 28, 2022, the Company acquired all the shares of NetFortris Corporation. The Company paid an aggregate purchase price of $64,820, net of a net working capital adjustment of ($8,942), and comprised of $50,418 cash consideration, 1,494,536 common shares at a fair value of $16,801. The Company issued 1,494,536 common shares including 327,241 shares representing a holdback for indemnification purposes on closing of the acquisition. The Company estimates that a further payment of $6,543 will be paid as part of an earn out that is up to $12,000 if certain operating targets are met. The Company incurred estimated transaction costs in the amount of $2,939 which were expensed and included in the condensed consolidated interim statements of income (loss) and comprehensive income (loss) for the three month period ended March 31, 2022. The acquisition has been accounted for using the acquisition method under IFRS 3, Business Combinations.

The following table summarizes the fair value of consideration paid on the acquisition date and the preliminary allocation of the purchase price to the assets and liabilities acquired.

Consideration	$
Cash consideration on closing	43,868
Net working capital adjustment	(8,942)
Cash held in escrow for working capital	350
Cash held in escrow for telecom taxes	3,400
Cash held in escrow for indemnification	2,800
Additional consideration for earn out	6,543
Common shares issued on closing	13,122
Common shares reserved in escrow for indemnification	3,679
64,820

Purchase price allocation	$
Cash	1,706
Trade receivables	1,822
Inventories	416
Property and equipment	4,172
Right-of-use assets	3,277
Other current assets	796
Other non-current assets	370
Deferred income tax asset	11,091
Accounts payable and accrued liabilities	(9,442)
Sales tax payable	(5,506)
Contract liabilities	(1,666)
Lease obligations on right-of-use assets	(3,277)
Other non-current liabilities	(235)
Intangible assets	29,000
Goodwill	32,296
64,820

27

Sangoma Technologies Corporation

Notes to the condensed consolidated interim financial statements

For the three months period ended September 30, 2022 and 2021

(Unaudited in thousands of US dollars, except per share data)

21.	Subsequent events

On September 30, 2022 the parties to the NetFortris stock purchase agreement submitted a joint written direction to the escrow agent to release to the Company an aggregate total of $2,052 from the escrow account, consisting of $350 in cash and the remainder in the form of 142,124 common shares. The cash portion was received on October 6, 2022 and the transfer and cancellation of the common shares was completed on October 28, 2022. Additionally, the parties agreed to amend the terms of the stock purchase agreement to decrease the maximum additional consideration payable from $12,000 to $11,500.

On November 8, 2022, a total of 981,314 shares were issued to StarBlue seller in accordance with the share purchase agreement. Following this issuance, 10,000,000 shares remain to be issued over the next four years.

Under the terms of the Normal Course Issuer Bid (“NCIB”), from October 1, 2022 to October 31, 2022, the Company’s agent purchased 13,600 common shares at an average price of $5.11 per share for total consideration of $70, which were settled and cancelled on November 2, 2022. As of the date hereof, the Company’s agent purchased additional 13,800 common shares. These common shares have not yet been settled and cancelled.

22.	Authorization of the condensed consolidated interim financial statements

The condensed consolidated interim financial statements were authorized for issuance by the Board of Directors on November 10, 2022.

28